FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, October 25, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the third quarter of 2018. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations. The following statements are related to the results of continuing operations. All comparisons are with the same period of 2017, except where stated otherwise.

3Q18 EARNINGS

GPA Food:

▪          Gross sales of R$13.3 billion, with growth accelerating to 12.8% (vs. 9.9% in 2Q18), driven by continued improvement at Multivarejo and another quarter of robust performance at Assaí;

▪          Solid improvement in Adjusted EBITDA, which reached R$697 million (+22.3%), with margin expanding from 5.2% to 5.7% in 3Q18;

▪          Strong growth in net income(*), which came to R$215 million, 5.2 times higher than the net income reported in 3Q17, with net margin expanding from 0.4% to 1.8%;

▪          The leverage ratio remained low at around -1.15x EBITDA, reinforcing the Company’s solid financial structure.

Multivarejo:

▪          Gross sales of R$6.9 billion, with same-store sales growth ex calendar effect accelerating to 6.1%, confirming the recovery since the start of the year. All banners continued to capture market share gains, with the highlight the Extra Hiper and Proximity banners;

▪       Gross margin of 27.9%, stable in relation to 3Q17, reflecting the adequate level of price competitiveness;

▪       Operating expenses diluted by 10 bps, reflecting the higher sales and ongoing cost discipline, with the highlight the productivity gains at stores;

▪        Adjusted EBITDA came to R$362 million, advancing 4.8%. Adjusted EBITDA margin expanded 20 bps to 5.7%, surpassing the guidance given for the year and reflecting the consistent results in the last three quarters;

▪       Net income(*) amounted to R$39 million, with net margin of 0.6%.

Assaí:

▪       Gross sales came to R$6.4 billion, marking another quarter of strong growth, which translated into an important market share gain in the period;

▪       Gross margin stood at 15.9%, following the trend of prior quarters, supported by the successful organic expansion and conversions of Extra Hiper stores and by the reemergence of inflation, after the deflation registered in 3Q17;

▪       Adjusted EBITDA posted strong growth of 49.4% to R$335 million, with adjusted EBITDA margin expanding 90 bps to 5.7%;

▪       Robust growth of the net income, which reached R$176 million and up 55.6%, presenting a net margin of 3.0%.

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ

Gross Revenue	13,307	11,791	12.8%	13,307	11,791	12.8%	6,925	6,705	3.3%	6,382	5,086	25.5%
Net Revenue	12,258	10,909	12.4%	12,258	10,909	12.4%	6,393	6,225	2.7%	5,865	4,684	25.2%
Gross Profit	2,714	2,441	11.2%	2,714	2,441	11.2%	1,783	1,736	2.7%	930	705	31.9%
Gross Margin	22.1%	22.4%	-30 bps	22.1%	22.4%	-30 bps	27.9%	27.9%	0 bps	15.9%	15.1%	80 bps
Selling, General and Adm. Expenses	(2,048)	(1,904)	7.5%	(2,048)	(1,904)	7.5%	(1,451)	(1,422)	2.0%	(597)	(482)	23.9%
% of Net Revenue	16.7%	17.5%	-80 bps	16.7%	17.5%	-80 bps	22.7%	22.8%	-10 bps	10.2%	10.3%	-10 bps
Adjusted EBITDA(2)(3)	670	539	24.3%	697	570	22.3%	362	345	4.8%	335	225	49.4%
Adjusted EBITDA Margin	5.5%	4.9%	60 bps	5.7%	5.2%	50 bps	5.7%	5.5%	20 bps	5.7%	4.8%	90 bps
Net Income - Controlling Shareholders - continuing operations	188	10	n.a.	215	41	422.6%	39	(72)	n.a	176	113	55.6%
Net Margin- continuing operations	1.5%	0.1%	140 bps	1.8%	0.4%	140 bps	0.6%	-1.2%	180 bps	3.0%	2.4%	60 bps

(*)  Net income attributed to the controlling shareholders from continuing operations.

 (1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales.

 (2) Earnings before interest, tax, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

Outlook:

The performance in 3Q18 corroborates the expectation of meeting the guidance given for 2018:

▪       Same-store sales growth: above inflation at Assaí and in line with food inflation at Multivarejo, supporting continued market share gains;

▪       Adjusted EBITDA margin: 5.5%-5.6% at Multivarejo and 5.8%-5.9% at Assaí;

▪       Financial Result: around 1% of net sales;

▪       LATAM synergies: should reach over US$85 million in savings for the Brazil perimeter.

 “The consistency of the results demonstrates the assertiveness of the implemented initiatives with expressive gains of share and profitability. At Multivarejo, the sequential evolution of sales and higher profitability is already seen in the last 3 quarters. At Assaí, we continued to deliver strong sales performance and high profitability. Among the strategic priorities, we have made important progress in the Digital Transformation and in the strengthening of our private label. We continue with our expansion plan, conversion and renovation of stores, seeking a more adjusted portfolio. Our execution has allowed the delivery of solid results, in line with the guidance we provided to the market. "

Peter Estermann, Chief Executive Officer of GPA

I. Financial Performance

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ

Gross Revenue	13,307	11,791	12.8%	13,307	11,791	12.8%	6,925	6,705	3.3%	6,382	5,086	25.5%
Net Revenue	12,258	10,909	12.4%	12,258	10,909	12.4%	6,393	6,225	2.7%	5,865	4,684	25.2%
Gross Profit	2,714	2,441	11.2%	2,714	2,441	11.2%	1,783	1,736	2.7%	930	705	31.9%
Gross Margin	22.1%	22.4%	-30 bps	22.1%	22.4%	-30 bps	27.9%	27.9%	0 bps	15.9%	15.1%	80 bps
Selling, General and Adm. Expenses	(2,048)	(1,904)	7.5%	(2,048)	(1,904)	7.5%	(1,451)	(1,422)	2.0%	(597)	(482)	23.9%
% of Net Revenue	16.7%	17.5%	-80 bps	16.7%	17.5%	-80 bps	22.7%	22.8%	-10 bps	10.2%	10.3%	-10 bps
EBITDA (2)	611	409	49.4%	638	440	45.1%	295	216	36.8%	343	224	53.0%
EBITDA Margin	5.0%	3.7%	130 bps	5.2%	4.0%	120 bps	4.6%	3.5%	110 bps	5.8%	4.8%	100 bps
Adjusted EBITDA(2)(3)	670	539	24.3%	697	570	22.3%	362	345	4.8%	335	225	49.4%
Adjusted EBITDA Margin	5.5%	4.9%	60 bps	5.7%	5.2%	50 bps	5.7%	5.5%	20 bps	5.7%	4.8%	90 bps
Net Financial Revenue (Expenses)	(135)	(154)	-12.3%	(135)	(154)	-12.3%	(121)	(149)	-18.9%	(14)	(5)	184.3%
% of Net Revenue	1.1%	1.4%	-30 bps	1.1%	1.4%	-30 bps	1.9%	2.4%	-50 bps	0.2%	0.1%	10 bps
Net Income - Controlling Shareholders - continuing operations	188	10	n.a.	215	41	422.6%	39	(72)	n.a	176	113	55.6%
Net Margin- continuing operations	1.5%	0.1%	140 bps	1.8%	0.4%	140 bps	0.6%	-1.2%	180 bps	3.0%	2.4%	60 bps
Net Income (Loss) - Controlling Shareholders - descontinuing operations	(37)	34	n.a.	(22)	(13)	71.1%	(22)	(13)	71.1%	-	-	n.a.
Net Margin	-0.3%	0.3%	-60 bps	-0.2%	-0.1%	-10 bps	-0.3%	-0.2%	-10 bps	0.0%	0.0%	0 bps
Net Income (Loss) -continuing and discontinued operations	150	44	243.0%	193	28	583.2%	17	(85)	n.a.	176	113	55.6%
Net margin-continuing and discontinued operations	1.2%	0.4%	80 bps	1.6%	0.3%	130 bps	0.3%	-1.4%	170 bps	3.0%	2.4%	60 bps
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (4)	153	(177)	-186.6%	185	(141)	-231.1%	68	8	769.7%	117	68	72.5%
Adjusted Net Margin	1.3%	-1.6%	290 bps	1.5%	-1.3%	280 bps	1.1%	0.1%	100 bps	2.0%	1.4%	60 bps
Net Income (Loss) - Controlling Shareholders - continuing operations ex. tax credits(*)	188	10	n.a.	215	41	n.a.	39	(72)	n.a	176	113	74.9%
Net Margin - continuing operations ex. tax credits (*)	1.5%	0.1%	140 bps	1.8%	0.4%	140 bps	0.6%	-1.2%	180 bps	3.0%	2.4%	60 bps

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	9M18	9M17	Δ	9M18	9M17	Δ	9M18	9M17	Δ	9M18	9M17	Δ

Gross Revenue	38,379	34,844	10.1%	38,379	34,844	10.1%	20,756	20,680	0.4%	17,623	14,164	24.4%
Net Revenue Ex. tax credits(*)	35,332	32,125	10.0%	35,332	32,125	10.0%	19,131	19,129	0.0%	16,201	12,996	24.7%
Gross Profit Ex. tax credits(*)	7,945	7,349	8.1%	7,945	7,349	8.1%	5,370	5,382	-0.2%	2,575	1,967	30.9%
Gross Margin Ex. tax credits(*)	22.5%	22.9%	-40 bps	22.5%	22.9%	-40 bps	28.1%	28.1%	0 bps	15.9%	15.1%	80 bps
Selling, General and Adm. Expenses	(6,066)	(5,816)	4.3%	(6,066)	(5,816)	4.3%	(4,384)	(4,471)	-1.9%	(1,681)	(1,345)	25.0%
% of Net Revenue	17.2%	18.1%	-90 bps	17.2%	18.1%	-90 bps	22.9%	23.4%	-50 bps	10.4%	10.3%	10 bps
EBITDA (2)	2,085	1,564	33.4%	2,189	1,657	32.1%	925	1,054	-12.3%	1,264	602	109.8%
EBITDA Margin	5.9%	4.9%	100 bps	6.2%	5.2%	100 bps	4.8%	5.5%	-70 bps	7.8%	4.6%	320 bps
Adjusted EBITDA Ex. tax credits(2)(3)(*)	1,864	1,521	22.6%	1,967	1,614	21.9%	1,067	988	7.9%	901	626	43.9%
Adjusted EBITDA Margin Ex. tax credits(*)	5.3%	4.7%	60 bps	5.6%	5.0%	60 bps	5.6%	5.2%	40 bps	5.6%	4.8%	80 bps
Net Financial Revenue (Expenses)	(414)	(524)	-21.0%	(414)	(524)	-21.0%	(385)	(483)	-20.4%	(29)	(41)	-28.4%
% of Net Revenue	1.2%	1.6%	-40 bps	1.2%	1.6%	-40 bps	2.0%	2.5%	-50 bps	0.2%	0.3%	-10 bps
Net Income - Controlling Shareholders - continuing operations	726	247	194.3%	830	340	143.9%	126	54	131.3%	704	286	146.3%
Net Margin- continuing operations	2.1%	0.8%	130 bps	2.3%	1.1%	120 bps	0.7%	0.3%	40 bps	4.3%	2.2%	210 bps
Net Income (Loss) - Controlling Shareholders - continuing operations ex. tax credits(*)	449	(90)	n.a.	552	4	n.a	92	(282)	n.a	460	286	74.9%
Net Margin - continuing operations ex. tax credits (*)	1.3%	0.1%	120 bps	1.6%	0.4%	120 bps	0.5%	-1.5%	200 bps	2.8%	2.2%	60 bps

 (1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, tax, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses.

 (* ) Excludes nonrecurring tax credits related to 2Q18, with R$45 million at Multivarejo referring to the sale to third parties of a portion of the tax credits related to the exclusion of ICMS from the calculation base of PIS/COFINS and R$369 million at Assaí referring to the reversal of the provision related to ICMS ST credits for periods prior to the Supreme Court decision, recognized in cost of goods sold. In relation to 2Q17, R$447 million was excluded at Multivarejo referring to nonrecurring tax credits in connection with the ICMS ST reimbursement, recognized in cost of goods sold.

OPERATING PERFORMANCE BY BUSINESS

Multivarejo

Gross sales came to R$6.9 billion, with same-store sales ex calendar growth of 6.1%, confirming the recovery since the start of the year. All banners continued to capture market share gains, with the highlight the Extra Hiper and Proximity banners.

Gross profit was R$1,783 million, with gross margin of 27.9%, stable in relation to 3Q17, reflecting the adequate level of price competitiveness at each banner. The commercial initiatives have had positive effects on the improvement in sales volume, average ticket and market share.

Selling, general and administrative expenses were R$1,451 million, increasing only 2.0%, which is significantly lower than the IPCA inflation measured in the last 12 months of 4.5%. SG&A expenses as a ratio of net sales decreased 10 bps compared to 3Q17, to 22.7%. This dilution of expenses reflects the stronger sales and continued cost discipline, with the highlight the productivity gains at stores.

Adjusted EBITDA came to R$362 million, increasing 4.8%, outpacing the revenue growth. Adjusted EBITDA margin expanded 20 bps in relation to 3Q17, to 5.7%, surpassing the guidance given for the year and reflecting the consistent results over the past three quarters.

Net income was R$39 million, with net margin of 0.6%, reversing the loss reported in 3Q17.

Assaí

Assaí gross sales advanced 25.5% to R$6.4 billion, maintaining another quarter of strong growth. Same-store sales growth ex calendar and excluding conversions accelerated to 7.4%, driven by the banner’s anniversary, which supported growth in sales volume and customer traffic. The period once again was marked by an important market share gain.

Gross profit came to R$930 million, with gross margin of 15.9%. The continued expansion in gross margin compared to last year reflects the following factors:

o      The successful expansion of the past two years: 19 organic stores with accelerated maturation, reflecting a well-defined business model and market demand;

o      The positive effect from the conversion of Extra Hiper stores, with good attractiveness and adherence to the needs the banner’s target public.

Selling, general and administrative expenses registered dilution of 10 bps compared to 3Q17, corresponding to 10.2% of net sales. The result reflects the maturation of stores, despite the growing number of openings and the stores under construction in the period.

Adjusted EBITDA came to R$335 million, for robust growth of 49.4%, with adjusted EBITDA margin expanding 90 bps to 5.7%.

Net income reached R$176 million, a strong growth of 55.6%, with a net margin of 3.0%.

FINANCIAL PERFORMANCE

Other Income and Expenses

Other Operating Income and Expenses were an expense of R$59 million in the quarter. In the last 9 months, this expense was R$193 million, down 52.3% from the prior-year period.

The main elements in the quarter are related to:

▪          Tax contingencies related to litigations from prior periods, corresponding to approximately R$19 million.

▪          Integration and restructuring expenses, including personnel and other costs related to the closures and conversions of stores / DCs, in the amount of R$38 million.

▪          Result from property and equipment of R$3 million.

Financial Result

The financial result was R$135 million, or 1.1% of net sales, improving 30 bps from 3Q17. Main variations:

▪          Financial income increased nearly 30%, reflecting the higher cash balance average in the period.

▪          The lower debt cost and improvement in the cost of selling receivables are mainly due to the lower interest rate in the period.

▪          Contingencies adjustment and other expenses remained stable at 0.5% of net sales.

Net Income

In the Food segment, net income attributable to the controlling shareholders from continuing operations was R$215 million, 5.2 times higher than in 3Q17. At Multivarejo, net income was R$39 million, with net margin of 0.6%, reversing the loss reported in 3Q17. At Assaí, net income grew 55.6% to R$176 million, with net margin of 3.0%.

Consolidated net income attributable to the controlling shareholders from continuing operations was R$188 million, 18.8 times higher than in 3Q17.

Earnings per Share

Earnings per share in the quarter stood at R$0.52246 for the common shares and at R$0.58510 for the preferred shares.

Net Debt

Net debt adjusted for the balance of not discounted receivables stood at R$3,260 million. The Company maintained its low financial leverage, with the net debt/EBITDA ratio falling to -1.15x, compared to -1.30x a year ago.

The Company ended the quarter with a cash position of R$2,625 million and R$711 million of not discounted receivables, totaling R$3,336 million in cash and equivalents. Also, it has approximately R$1.8 billion in pre-approved/confirmed credit facilities.

Investments

Investments in the Food segment amounted to R$488 million, up 9.3% from 3Q17, mainly due to the following:

  Expansion of Assaí: 4 stores were opened, one of which was converted from an Extra Hiper. Around 20 stores are slated to open this year, including new stores and conversions;
  Renovations of Pão de Açúcar stores: 15 stores renovated in the 7 Generation concept, of which 6 were finished in September and another 3 stores are undergoing renovation, which will be delivered in 4Q18.
  Projects at the Extra Super banner: 6 Extra Super stores were revitalized, which were converted to Mercado Extra, bringing to 10 the number of pilot stores to date.

In addition, progress was made on the conversion of 13 Extra Super stores to Compre Bem. The stores will be opened in fourth quarter. For more information on the Compre Bem and Mercado Extra Projects, see page 17.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses

(R$ million)	09.30.2018	06.30.2018	09.30.2017	09.30.2018	06.30.2018	09.30.2017

Current Assets	31,876	31,240	27,105	10,149	9,800	7,673
Cash and Marketable Securities	2,625	3,054	1,266	2,625	3,054	1,266
Accounts Receivable	953	296	1,006	957	300	1,011
Credit Cards	659	86	806	659	90	806
Sales Vouchers and Trade Account Receivable	234	160	165	238	160	171
Allowance for Doubtful Accounts	(4)	(4)	(5)	(4)	(4)	(5)
Resulting from Commercial Agreements	64	54	40	64	54	40
Inventories	5,540	5,136	4,634	5,540	5,136	4,634
Recoverable Taxes	363	532	395	363	532	395
Noncurrent Assets for Sale	21,866	21,698	19,438	136	254	-
Prepaid Expenses and Other Accounts Receivables	529	523	366	529	523	366

Noncurrent Assets	16,000	15,255	14,412	16,044	15,295	14,443
Long-Term Assets	4,591	4,143	3,036	4,630	4,178	3,062
Accounts Receivables	53	3	-	53	3	-
Credit Cards	53	3	-	53	3	-
Recoverable Taxes	2,662	2,335	1,350	2,662	2,335	1,350
Deferred Income Tax and Social Contribution	207	174	172	207	174	170
Amounts Receivable from Related Parties	33	31	22	72	66	50
Judicial Deposits	799	784	789	799	784	789
Prepaid Expenses and Others	838	817	702	838	817	702
Investments	228	209	283	228	209	282
Property and Equipment	9,244	8,976	9,186	9,244	8,976	9,186
Intangible Assets	1,937	1,927	1,908	1,942	1,932	1,913
TOTAL ASSETS	47,876	46,494	41,517	26,193	25,095	22,116

LIABILITIES

	Consolidated			Food Businesses

	09.30.2018	06.30.2018	09.30.2017	09.30.2018	06.30.2018	09.30.2017

Current Liabilities	26,607	26,016	23,054	10,246	9,953	8,616
Suppliers	6,439	6,370	5,495	6,444	6,375	5,496
Loans and Financing	1,348	1,321	901	1,348	1,321	901
Debentures	507	500	517	507	500	517
Payroll and Related Charges	696	615	647	696	615	647
Taxes and Social Contribution Payable	285	264	211	285	264	211
Dividends Proposed	98	0	(0)	98	0	(0)
Financing for Purchase of Fixed Assets	50	39	33	50	39	33
Rents	66	67	89	66	67	89
Debt with Related Parties	160	145	167	374	338	364
Advertisement	35	43	26	35	43	26
Provision for Restructuring	9	13	3	9	13	3
Advanced Revenue	76	151	56	76	151	56
Non-current Assets Held for Sale	16,586	16,269	14,642	-	-	-
Others	252	221	267	257	228	272

Long-Term Liabilities	7,507	6,738	5,635	7,507	6,738	5,635
Loans and Financing	841	834	808	841	834	808
Debentures	4,089	3,338	2,532	4,089	3,338	2,532
Deferred Income Tax and Social Contribution	537	548	364	537	548	364
Tax Installments	495	517	681	495	517	681
Provision for Contingencies	1,166	1,127	1,038	1,166	1,127	1,038
Advanced Revenue	12	15	16	12	15	16
Provision for loss on investment in Associates	342	304	143	342	304	143
Others	25	56	51	25	56	51

Shareholders' Equity	13,762	13,740	12,828	8,441	8,403	7,865
Capital	6,824	6,823	6,818	5,416	5,407	5,487
Capital Reserves	406	400	355	406	400	355
Profit Reserves	3,634	3,599	2,926	2,702	2,667	2,044
Other Comprehensive Results	(83)	(71)	(45)	(83)	(71)	(21)
Minority Interest	2,982	2,989	2,775	-	-	0
TOTAL LIABILITIES	47,876	46,494	41,517	26,193	25,095	22,116

2.1 Income Statement – 3Q18

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ	3Q18	3Q17	Δ

Gross Revenue	13,307	11,791	12.8%	13,307	11,791	12.8%	6,925	6,705	3.3%	6,382	5,086	25.5%
Net Revenue	12,258	10,909	12.4%	12,258	10,909	12.4%	6,393	6,225	2.7%	5,865	4,684	25.2%
Cost of Goods Sold	(9,533)	(8,455)	12.8%	(9,533)	(8,455)	12.8%	(4,601)	(4,477)	2.8%	(4,932)	(3,977)	24.0%
Depreciation (Logistic)	(12)	(14)	-11.6%	(12)	(14)	-11.6%	(9)	(12)	-22.6%	(3)	(2)	76.1%
Gross Profit	2,714	2,441	11.2%	2,714	2,441	11.2%	1,783	1,736	2.7%	930	705	31.9%
Selling Expenses	(1,798)	(1,657)	8.5%	(1,798)	(1,657)	8.5%	(1,270)	(1,232)	3.0%	(528)	(425)	24.2%
General and Administrative Expenses	(250)	(247)	1.4%	(250)	(247)	1.4%	(181)	(190)	-4.6%	(70)	(58)	21.1%
Selling, General and Adm. Expenses	(2,048)	(1,904)	7.5%	(2,048)	(1,904)	7.5%	(1,451)	(1,422)	2.0%	(597)	(482)	23.9%
Equity Income(2)	(8)	(12)	-33.3%	20	19	1.2%	20	19	1.2%	-	-	n.a.
Other Operating Revenue (Expenses)	(59)	(130)	-54.5%	(59)	(130)	-54.5%	(67)	(130)	-48.5%	8	(0)	n.a.
Depreciation and Amortization	(206)	(194)	6.1%	(206)	(194)	6.1%	(147)	(150)	-1.6%	(59)	(45)	31.8%
Earnings before interest and Taxes - EBIT	392	201	95.5%	420	232	81.1%	138	54	157.2%	282	178	58.1%
Financial Revenue	48	37	29.9%	48	37	29.9%	38	27	39.9%	10	10	2.1%
Financial Expenses	(183)	(191)	-4.2%	(183)	(191)	-4.2%	(158)	(176)	-9.9%	(24)	(15)	63.9%
Net Financial Result	(135)	(154)	-12.3%	(135)	(154)	-12.3%	(121)	(149)	-18.9%	(14)	(5)	184.3%
Income (Loss) Before Income Tax	258	47	447.3%	285	78	264.8%	18	(95)	n.a.	267	173	54.5%
Income Tax	(70)	(37)	89.7%	(70)	(37)	89.7%	21	23	-7.6%	(91)	(60)	52.6%
Net Income (Loss) Company - continuing operations	188	10	n.a.	215	41	421.9%	39	(72)	n.a.	176	113	55.5%
Net Result from discontinued operations	(50)	90	n.a.	(22)	(12)	85.1%	(22)	(12)	85.1%	-	-	n.a.
Net Income (Loss) - Consolidated Company	138	100	37.0%	193	29	559.3%	17	(84)	n.a.	176	113	55.5%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	188	10	n.a.	215	41	422.6%	39	(72)	n.a.	176	113	55.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	(37)	34	n.a.	(22)	(13)	71.1%	(22)	(13)	71.1%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	150	44	243.0%	193	28	583.2%	17	(85)	n.a.	176	113	55.6%

Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	(13)	57	n.a	-	1	n.a.	-	1	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	(13)	57	n.a	-	1	n.a.	-	1	n.a.	-	-	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	611	409	49.4%	638	440	45.1%	295	216	36.8%	343	224	53.0%
Adjusted EBITDA (4)	670	539	24.3%	697	570	22.3%	362	345	4.8%	335	225	49.4%
Adjusted EBITDA (4) - Ex. tax credits(*)	670	539	24.3%	697	570	22.3%	362	345	4.8%	335	225	49.4%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% of Net Revenue

	3Q18	3Q17		3Q18	3Q17		3Q18	3Q17		3Q18	3Q17

Gross Profit	22.1%	22.4%		22.1%	22.4%		27.9%	27.9%		15.9%	15.1%
Selling Expenses	14.7%	15.2%		14.7%	15.2%		19.9%	19.8%		9.0%	9.1%
General and Administrative Expenses	2.0%	2.3%		2.0%	2.3%		2.8%	3.0%		1.2%	1.2%
Selling, General and Adm. Expenses	16.7%	17.5%		16.7%	17.5%		22.7%	22.8%		10.2%	10.3%
Equity Income(2)	-0.1%	-0.1%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	1.2%		0.5%	1.2%		1.0%	2.1%		-0.1%	0.0%
Depreciation and Amortization	1.7%	1.8%		1.7%	1.8%		2.3%	2.4%		1.0%	1.0%
EBIT	3.2%	1.8%		3.4%	2.1%		2.2%	0.9%		4.8%	3.8%
Net Financial Revenue (Expenses)	1.1%	1.4%		1.1%	1.4%		1.9%	2.4%		0.2%	0.1%
Income Before Income Tax	2.1%	0.4%		2.3%	0.7%		0.3%	-1.5%		4.6%	3.7%
Income Tax	-0.6%	-0.3%		-0.6%	-0.3%		0.3%	0.4%		-1.6%	-1.3%
Net Income (Loss) Company - continuing operations	1.5%	0.1%		1.8%	0.4%		0.6%	-1.2%		3.0%	2.4%
Net Income (Loss) - Consolidated Company	1.1%	0.9%		1.6%	0.3%		0.3%	-1.4%		3.0%	2.4%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.5%	0.1%		1.8%	0.4%		0.6%	-1.2%		3.0%	2.4%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.2%	0.4%		1.6%	0.3%		0.3%	-1.4%		3.0%	2.4%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	-0.1%	0.5%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	5.0%	3.7%		5.2%	4.0%		4.6%	3.5%		5.8%	4.8%
Adjusted EBITDA (4)	5.5%	4.9%		5.7%	5.2%		5.7%	5.5%		5.7%	4.8%

(1)  Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) EBITDA adjusted by the line “Other Operating Income and Expenses”

2.2 Income Statement – 9M18

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

R$ - Million	9M18	9M17	Δ	9M18	9M17	Δ	9M18	9M17	Δ	9M18	9M17	Δ

Gross Revenue	38,379	34,844	10.1%	38,379	34,844	10.1%	20,756	20,680	0.4%	17,623	14,164	24.4%
Net Revenue	35,377	32,125	10.1%	35,377	32,125	10.1%	19,176	19,129	0.2%	16,201	12,996	24.7%
Cost of Goods Sold	(26,981)	(24,289)	11.1%	(26,981)	(24,289)	11.1%	(13,732)	(13,264)	3.5%	(13,250)	(11,025)	20.2%
Depreciation (Logistic)	(37)	(40)	-7.2%	(37)	(40)	-7.2%	(30)	(35)	-16.2%	(7)	(4)	70.4%
Gross Profit	8,359	7,796	7.2%	8,359	7,796	7.2%	5,415	5,829	-7.1%	2,944	1,967	49.7%
Selling Expenses	(5,324)	(5,080)	4.8%	(5,324)	(5,080)	4.8%	(3,843)	(3,895)	-1.3%	(1,480)	(1,185)	24.9%
General and Administrative Expenses	(742)	(736)	0.8%	(742)	(736)	0.8%	(541)	(576)	-6.1%	(201)	(160)	25.7%
Selling, General and Adm. Expenses	(6,066)	(5,816)	4.3%	(6,066)	(5,816)	4.3%	(4,384)	(4,471)	-1.9%	(1,681)	(1,345)	25.0%
Equity Income(2)	(52)	(52)	-0.3%	52	41	24.3%	52	41	24.3%	-	-	n.a.
Other Operating Revenue (Expenses)	(193)	(404)	-52.3%	(193)	(404)	-52.3%	(187)	(381)	-50.9%	(6)	(23)	-75.2%
Depreciation and Amortization	(625)	(574)	8.8%	(625)	(574)	8.8%	(455)	(448)	1.5%	(170)	(126)	34.6%
Earnings before interest and Taxes - EBIT	1,424	950	49.9%	1,527	1,043	46.4%	440	571	-22.9%	1,087	472	130.2%
Financial Revenue	127	135	-6.0%	127	135	-6.0%	101	110	-8.5%	26	25	4.8%
Financial Expenses	(541)	(659)	-17.9%	(541)	(659)	-17.9%	(485)	(593)	-18.2%	(55)	(66)	-15.8%
Net Financial Revenue (Expenses)	(414)	(524)	-21.0%	(414)	(524)	-21.0%	(385)	(483)	-20.4%	(29)	(41)	-28.4%
Income Before Income Tax	1,010	426	137.1%	1,113	519	114.3%	55	88	-37.1%	1,058	431	145.2%
Income Tax	(283)	(179)	n.a.	(283)	(179)	n.a.	71	(33)	n.a.	(354)	(146)	143.1%
Net Income (Loss) Company - continuing operations	726	247	194.2%	830	340	143.8%	126	54	131.1%	704	286	146.2%
Net Result from discontinued operations	163	178	-8.6%	(18)	(37)	-49.9%	(18)	(37)	-49.9%	-	-	n.a.
Net Income (Loss) - Consolidated Company	889	425	109.2%	811	304	167.3%	108	18	506.4%	704	286	146.2%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	726	247	194.3%	830	340	143.9%	126	54	131.3%	704	286	146.3%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	52	50	2.5%	(18)	(37)	-49.9%	(18)	(37)	-49.9%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	778	297	161.8%	811	303	167.4%	107	18	509.4%	704	286	146.3%

Minority Interest - Non-controlling - continuing operations	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	111	128	-13.6%	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	111	128	-13.6%	-	-	n.a.	-	-	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,085	1,564	33.4%	2,189	1,657	32.1%	925	1,054	-12.3%	1,264	602	109.8%
Adjusted EBITDA (4) - Ex. tax credits(*)	1,864	1,521	22.6%	1,967	1,614	21.9%	1,067	988	7.9%	901	626	43.9%

	Consolidated			Food Businesses			Multivarejo(1)			Assaí

% Net Sales Revenue

	9M18	9M17		9M18	9M17		9M18	9M17		9M18	9M17

Gross Profit	23.6%	24.3%		23.6%	24.3%		28.2%	30.5%		18.2%	15.1%
Selling Expenses	15.0%	15.8%		15.0%	15.8%		20.0%	20.4%		9.1%	9.1%
General and Administrative Expenses	2.1%	2.3%		2.1%	2.3%		2.8%	3.0%		1.2%	1.2%
Selling, General and Adm. Expenses	17.1%	18.1%		17.1%	18.1%		22.9%	23.4%		10.4%	10.3%
Equity Income(2)	-0.1%	-0.2%		0.1%	0.1%		0.3%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	0.5%	1.3%		0.5%	1.3%		1.0%	2.0%		0.0%	0.2%
Depreciation and Amortization	1.8%	1.8%		1.8%	1.8%		2.4%	2.3%		1.0%	1.0%
EBIT	4.0%	3.0%		4.3%	3.2%		2.3%	3.0%		6.7%	3.6%
Net Financial Revenue (Expenses)	1.2%	1.6%		1.2%	1.6%		2.0%	2.5%		0.2%	0.3%
Income Before Income Tax	2.9%	1.3%		3.1%	1.6%		0.3%	0.5%		6.5%	3.3%
Income Tax	-0.8%	-0.6%		-0.8%	-0.6%		0.4%	-0.2%		-2.2%	-1.1%
Net Income (Loss) Company - continuing operations	2.1%	0.8%		2.3%	1.1%		0.7%	0.3%		4.3%	2.2%
Net Income (Loss) - Consolidated Company	2.5%	1.3%		2.3%	0.9%		0.6%	0.1%		4.3%	2.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	2.1%	0.8%		2.3%	1.1%		0.7%	0.3%		4.3%	2.2%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.2%	0.9%		2.3%	0.9%		0.6%	0.1%		4.3%	2.2%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.3%	0.4%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	5.9%	4.9%		6.2%	5.2%		4.8%	5.5%		7.8%	4.6%
Adjusted EBITDA (4) - Ex. tax credits(*)	5.3%	4.7%		5.6%	5.0%		5.6%	5.2%		5.6%	4.8%

(1)  Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) EBITDA adjusted by the line “Other Operating Income and Expenses”  (* ) Excludes nonrecurring tax credits related to 2Q18, with R$45 million at Multivarejo referring to the sale to third parties of a portion of the tax credits related to the exclusion of ICMS from the calculation base of PIS/COFINS and R$369 million at Assaí referring to the reversal of the provision related to ICMS ST credits for periods prior to the Supreme Court decision, recognized in cost of goods sold. In relation to 2Q17, R$447 million was excluded at Multivarejo referring to nonrecurring tax credits in connection with the ICMS ST reimbursement, recognized in cost of goods sold.

3. Financial Result

	Consolidated

(R$ million)	3Q18	3Q17	Δ	9M18	9M17	Δ

Financial Revenue	48	37	29.9%	127	135	-6.0%
Financial Expenses	(183)	(191)	-4.2%	(541)	(659)	-17.9%
Cost of Debt	(104)	(116)	-10.3%	(288)	(427)	-32.6%
Cost of Receivables Discount	(16)	(19)	-15.8%	(102)	(92)	10.9%
Restatement of Contingent Liabilities and Other financial expenses	(63)	(56)	12.5%	(151)	(140)	7.9%
Net Financial Revenue (Expenses)	(135)	(154)	-12.3%	(414)	(524)	-21.0%
% of Net Revenue	1.1%	1.4%	-30 bps	1.2%	1.6%	-40 bps

In the financial statements of GPA as of September 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

4. Net Income

	Consolidated						Food Business

(R$ million)	3Q18	3Q17	Δ	9M18	9M17	Δ	3Q18	3Q17	Δ	9M18	9M17	Δ

EBITDA	611	409	49.4%	2,085	1,564	33.4%	638	440	45.1%	2,189	1,657	32.1%
Depreciation (Logistic)	(12)	(14)	-11.6%	(37)	(40)	-7.2%	(12)	(14)	-11.6%	(37)	(40)	-7.2%
Depreciation and Amortization	(206)	(194)	6.1%	(625)	(574)	8.8%	(206)	(194)	6.1%	(625)	(574)	8.8%
Net Financial Revenue (Expenses)	(135)	(154)	-12.3%	(414)	(524)	-21.0%	(135)	(154)	-12.3%	(414)	(524)	-21.0%
Income (Loss) before Income Tax	258	47	447.3%	1,010	426	137.1%	285	78	264.8%	1,113	519	114.3%
Income Tax	(70)	(37)	89.7%	(283)	(179)	58.3%	(70)	(37)	89.7%	(283)	(179)	58.3%
Net Income (Loss) Company - continuing operations	188	10	n.a.	726	247	194.2%	215	41	421.9%	830	340	143.8%
Net income from discontinued operations	(50)	90	n.a.	163	178	-8.6%	(22)	(12)	85.1%	(18)	(37)	-49.9%
Net Income (Loss) Consolidated Company	138	100	37.0%	889	425	109.2%	193	29	559.3%	811	304	167.3%

Net Income (Loss) - Controlling Shareholders - continuing operations	188	10	n.a.	726	247	194.3%	215	41	422.6%	830	340	143.9%
Net Income (Loss) - Controlling Shareholders - descontinuing operations	(37)	34	n.a.	52	50	2.5%	(22)	(13)	71.1%	(18)	(37)	-49.9%
Net Income (Loss) - Controlling Shareholders - Consolidated	150	44	243.0%	778	297	161.8%	193	28	583.2%	811	303	167.4%

Non recurring tax credits	-	-	n.a.	414	447	-7.4%	-	-	n.a.	414	447	-7.4%
Income tax from non recurring tax credits	-	-	n.a.	(137)	(111)	23.7%	-	-	n.a.	(137)	(111)	23.7%
Net Income (Loss) - Controlling Shareholders - continuing operations ex tax credits	188	10	n.a.	449	(90)	n.a	215	41	421.9%	552	4	n.a
Net Margin - Controlling Shareholders ex tax credits	1.5%	0.1%	140 bps	1.3%	-0.3%	160 bps	1.8%	0.4%	140 bps	1.6%	0.0%	160 bps

 In the financial statements of GPA as of September 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Indebtedness

(R$ million)	09.30.2018	09.30.2017

Short Term Debt	(1,787)	(1,387)
Loans and Financing	(1,281)	(870)
Debentures and Promissory Notes	(507)	(517)
Long Term Debt	(4,809)	(3,321)
Loans and Financing	(720)	(789)
Debentures	(4,089)	(2,532)
Total Gross Debt	(6,596)	(4,708)
Cash and Financial investments	2,625	1,266
Net Debt	(3,971)	(3,442)
EBITDA(1)	2,836	2,030
Net Debt / EBITDA(1)	-1.40x	-1.70x

On balance Credit Card Receivables not discounted	711	806
Net Debt incl. Credit Card Receivables not discounted	(3,260)	(2,637)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-1.15x	-1.30x

In the financial statements of GPA as of September 30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations.

 (1) EBITDA in the last 12 months.

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW

	Consolidated
(R$ million)	09.30.2018	09.30.2017

Net Income (Loss) for the period	889	425
Adjustment for reconciliation of net income
Deferred income tax	123	(56)
Loss (gain) on disposal of fixed and intangible assets	106	88
Depreciation and amortization	662	614
Interests and exchange variation	608	703
Adjustment to present value	1	-
Equity Income	31	36
Provision for contingencies	404	403
Provision for disposals and impairment of property and equipment	(2)	4
Share-Based Compensation	33	23
Allowance for doubtful accounts	464	521
Provision for obsolescence/breakage	(19)	(26)
Deferred revenue	(324)	(292)
Other Operating Expenses	(369)	(447)
	2,607	1,996
Asset (Increase) decreases
Accounts receivable	(765)	(2,287)
Inventories	(1,877)	(1,075)
Taxes recoverable	(935)	(93)
Dividends received	-	155
Other Assets	(42)	(49)
Related parties	188	131
Restricted deposits for legal proceeding	(11)	(286)
	(3,442)	(3,504)
Liability (Increase) decrease
Suppliers	(1,995)	(2,446)
Payroll and charges	(14)	68
Taxes and Social contributions payable	81	(229)
Other Accounts Payable	(108)	203
Contingencies	(756)	(252)
Deferred revenue	137	(7)
Taxes and Social contributions paid	(354)	(74)
	(3,009)	(2,737)

Net cash generated from (used) in operating activities	(3,844)	(4,245)

Acquisition of property and equipment	(1,213)	(988)
Increase Intangible assets	(339)	(221)
Sales of property and equipment	148	106
Net cash flow investment activities	(1,404)	(1,103)

Cash flow from financing activities
Increase of capital	1	7
Funding and refinancing	7,096	6,289
Payments of loans and financing	(5,972)	(8,277)
Dividend Payment	(174)	-
Acquisition of society	-	(8)
Net cash generated from (used) in financing activities	951	(1,989)

Increase (decrease) in cash and cash equivalents	(4,297)	(7,337)

Cash and cash equivalents at the beginning of the year	7,351	9,142
Cash and cash equivalents at the end of the year	3,054	1,805
Change in cash and cash equivalents	(4,297)	(7,337)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated

(R$ million)	9M18	9M17

Cash Balance at Beginning of Exercise	7,351	9,142

Cash Flow from Operating Activities	(3,844)	(4,245)
EBITDA	2,933	1,564
Cost of Sale of Receivables	(557)	(668)
Working Capital	(4,637)	(5,808)
Assets and Liabilities Variation	(1,583)	667
Cash Flow from Investment Activities	(1,404)	(1,103)
Net Investment	(1,404)	(1,103)

Change on net cash after investments	(5,248)	(5,348)

Cash Flow from Financing Activities	951	(1,989)
Dividends Payments and Others	(174)	-
Net Payments	1,125	(1,989)

Change on Net Cash	(4,297)	(7,337)

Cash Balance at End of Exercise	3,054	1,805

Cash includes "Assets held for sale and op. Discontinued"	429	539

Cash t as balance sheet (excluding Via Varejo)	2,625	1,266

In the financial statements of GPA as of September  30, 2018, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Assets held for sale and the corresponding liabilities were reclassified only on the reporting date. Accordingly, movements in the above equity accounts include Via Varejo, however, the final cash position is reconciled so as to show only continuing operations.

7. Capital Expenditure

	Food Business
(R$ million)	3Q18	3Q17	Δ	9M18	9M17	Δ
New stores, land acquisition and conversions	136	219	-37.9%	381	374	1.9%
Store renovations and Maintenance	258	131	96.7%	437	309	41.8%
Infrastructure and Others	107	114	-6.3%	259	202	28.5%

Non-cash Effect
Financing Assets	(14)	(18)	n.a	70	117	-40.0%
Total	488	446	9.3%	1,147	1,001	14.6%

8. Breakdown of Sales by Business

	Breakdown of Gross Sales by Business
(R$ million)	3Q18%		3Q17%		Δ	9M18%		9M17%		Δ

Multivarejo	6,925	52.0%	6,705	56.9%	3.3%	20,756	54.1%	20,680	59.4%	0.4%
Pão de Açúcar	1,838	13.8%	1,810	15.4%	1.5%	5,477	14.3%	5,294	15.2%	3.5%
Extra (1)	4,084	30.7%	4,022	34.1%	1.5%	12,379	32.3%	12,755	36.6%	-2.9%
Convenience Stores (2)	321	2.4%	277	2.4%	15.8%	921	2.4%	867	2.5%	6.2%
Other Businesses (3)	682	5.1%	596	5.1%	14.5%	1,979	5.2%	1,765	5.1%	12.1%
Cash & Carry	6,382	48.0%	5,086	43.1%	25.5%	17,623	45.9%	14,164	40.6%	24.4%
Assaí	6,382	48.0%	5,086	43.1%	25.5%	17,623	45.9%	14,164	40.6%	24.4%
Food Business	13,307	100.0%	11,791	100.0%	12.8%	38,379	100.0%	34,844	100.0%	10.1%

	Breakdown of Net Sales by Business
(R$ million)	3Q18%		3Q17%		Δ	9M18%		9M17%		Δ

Multivarejo	6,393	52.2%	6,225	57.1%	2.7%	19,176	54.2%	19,129	59.5%	0.2%
Pão de Açúcar	1,687	13.8%	1,671	15.3%	1.0%	5,032	14.2%	4,871	15.2%	3.3%
Extra (1)	3,735	30.5%	3,710	34.0%	0.7%	11,341	32.1%	11,725	36.5%	-3.3%
Convenience Stores (2)	300	2.4%	259	2.4%	16.1%	861	2.4%	808	2.5%	6.5%
Other Businesses (3)	671	5.5%	585	5.4%	14.6%	1,942	5.5%	1,725	5.4%	12.6%
Cash & Carry	5,865	47.8%	4,684	42.9%	25.2%	16,201	45.8%	12,996	40.5%	24.7%
Assaí	5,865	47.8%	4,684	42.9%	25.2%	16,201	45.8%	12,996	40.5%	24.7%
Food Business	12,258	100.0%	10,909	100.0%	12.4%	35,377	100.0%	32,125	100.0%	10.1%

 (1) Includes sales by Extra Supermercado and Extra Hiper.

 (2) Includes sales by Minimercado Extra and Minuto Pão de Açúcar.

 (3) Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

9. Breakdown of Sales (% of Net Sales)

SALES BREAKDOWN (% of Net Sales)

	Food Business
	3Q18	3Q17	9M18	9M17

Cash	48.5%	50.4%	48.9%	51.1%
Credit Card	40.4%	39.0%	40.2%	38.6%
Food Voucher	11.1%	10.6%	10.9%	10.3%

10. Store Portfolio Changes by Banner

	Food Business
	06/30/2018	Opened	Opened by conversion	Closed	Closed to conversion	09/30/2018

Pão de Açúcar	186	-	-	-	-	186
Extra Hiper	113	-	-	-	(1)	112
Extra Supermercado	183	-	-	(2)	(18)	163
Mercado Extra	4	-	6	-	-	10
Minimercado Extra	183	-	-	-	-	183
Minuto Pão de Açucar	82	-	-	-	-	82
Assaí	130	3	1	-	-	134
Other Business	193	-	-	-	-	193
Gas Station	70	-	-	-	-	70
Drugstores	123	-	-	-	-	123
Food Business	1,074	3	7	(2)	(19)	1,063

Sales Area ('000 m2)
Food Business	1,802					1,799

The 19 stores closed/transferred to conversion refer to:

• 6 Extra Super stores already converted to Mercado Extra in 3Q18;

• 12 Extra Super stores that are closed and will be reopened in 4Q18 under the Compre Bem banner;

• 1 Extra Hiper store that is closed and will be reopened in 4Q18 under the Compre Bem banner.

3Q18 Results Conference Call and Webcast

Friday, October 26, 2018
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (646) 828-8246

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 8126053
Access code for audio in English: 7656783

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag Isabela Cadenassi GPA Tel: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. Includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out in both physical and virtual establishments.

Discontinued Activities: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●        Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

Compre Bem Project: A pilot project that involves the conversion of 20 stores in order to enter a market niche currently dominated by regional supermarkets. The store model will be better adapted to the needs of consumers in the regions where the stores are located. The service and assortment of the perishables category will be strengthened, while other categories will have a leaner assortment. Compre Bem will be managed independently from the Extra Super banner, focusing on simplifying operating costs, especially in logistics and IT.

Mercado Extra: Pilot project in 10 stores with the objective of revitalizing Extra Super through the enhancement of perishables and consumer services, focusing on class B and C. There will be no change in the operational model of the stores, which will continue under the Extra banner management.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 25, 2018	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.